

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2015

Trevor Allen
Chief Executive Officer
Lans Holdings, Inc.
801 Brickell
Miami, FL 33133

> **Re: Lans Holdings, Inc.**
> **Current Report on Form 8-K**
> **Filed April 24, 2015**
> **File No. 333-148385**

Dear Mr. Allen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5.06 Change in Shell Company Status, page 8

1. Please provide us with your analysis as to why you ceased being a shell company, as defined in Rule 12b-2 under the Exchange Act of 1934, as amended. In this regard, we note that based on your Form 10-Q for the fiscal quarter ended February 28, 2015 and your Annual Report on Form 10-K for the fiscal year ended November 30, 2014, it appears that you were a shell company prior to the transaction. In particular, we note your limited assets, lack of revenues and that you appear to have no or nominal operations. We further note that the Asset Purchase and Restructure Agreement did not provide operations from Transaction Data USA Inc. In this regard, we note your statement on page 2 "that the acquired assets are merely the foundation being used to create a completely new operation." If you conclude that your company remains a shell company, please amend your Form 8-K accordingly. Alternatively, tell us why you are not currently a shell company, amend your Form 8-K and include the disclosure required by Item 2.01(f) of Form 8-K and the financial statements and pro forma financial information required by Item 9.01(c) of Form 8-K.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

        Sincerely,

        /s/ Jennifer López for

        Mara L. Ransom
        Assistant Director

cc: Scott Doney